Signature Athletics, Inc.



ANNUAL REPORT

301 West Platt Street Unit 416

Tampa, FL 33606

(561) 212-9284

signaturelacrosse.com

This Annual Report is dated June 15, 2021.

BUSINESS

Corporate Mission and History
At Signature, we are passionate about growing the power of sports and we are on a mission to give the opportunities sports provided us to more kids!
Signature started off with a very simple idea, all lacrosse balls had been the same for forever, and we set out to make the first Premium - longer-lasting, higher quality, and safer lacrosse ball. Our Signature Premium balls allow coaches and players to get more out of every rep... Since launching in 2016 we have sold over 8 million balls around the world, and become the official lacrosse ball of the most notable professional leagues in the sport, as well as being chosen as the official ball of over 300 college lacrosse programs!
Our Business Model
During this time we also developed 2 other patented problem-solving product lines;
- our quick-connect lacrosse goals (provisional patent pending resubmission), which take 15 minutes to set up instead of the traditional lacrosse goal which takes about 2 hours.
- our complete line of Mens, Womens, and JR lacrosse sticks which feature our patented Delta Tech design for the best strength to weight ratio in the sport. This has allowed us to offer the first-lifetime warranty on lacrosse sticks in the sport. All sticks come pro strung with a pocket that allows players to focus on the game and not fixing their stick a problem that has plagued lacrosse for years.
While lacrosse is the fastest growing sport in North America, the market is still simply too small to build a brand that will compete with the Nike's and UA's of the world. So we took a step back 2

years ago, and asked ourselves, what needs to be true for us to scale to the size of the largest sports marketing brands in the world? The answer - we need to solve a bigger problem. One that can transcend the sport of lacrosse and apply to the larger sports market. So we began making calls to leads in other markets, Soccer, Basketball, Football, Volleyball, Baseball, etc... and called on some of our current lacrosse team clients. What we found was a consistent problem that every sports program has experienced - the uniform and fan gear ordering process is outdated and antiquated. And over the last 2 years, Signature has been developing a proprietary supply chain and software solution to solve this problem!

Our business growth model has shifted from growing by adding new inventory intensive products and selling those products to wholesalers that resell the products; to where we are focused today, which is on selling directly to teams and consumers. Our product model has also shifted from being 100% inventoried products to 50% inventoried products and 50% print on demand products. This allows us to free up more cash and grow the business all while serving the same target market, parents, players, coaches, and program directors.

Litigation

In Nov of 2019, Safety Equipment Institute ("SEI") filed a suit against Signature Lacrosse ("the Company") alleging that the Company violated the terms of an Agreement between the parties. This suit was settled out of court on May 21, 2020, with the Company agreeing to pay SEI $300,000 and discontinue sale and use of any inventory that includes the SEI Trademark until a new certification letter is received.

Previous Offerings

On July, 23, 2020, the Company converted from an LLC to a C-Corp, with 1,000,000 shares issued under the C-corporation, replacing member units in the LLC.

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,000,000
Use of proceeds: N/A
Date: July 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold:
Number of Securities Sold: 8,750
Use of proceeds: Shares were issued in exchange for legal services valued at $105,000
Date: December 24, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note (converted to Class B Common Stock)
Final amount sold: $250,000.00
Use of proceeds: Working capital and R&D to build the team store software solution

Date: June 01, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Class B Common Stock
Type of security sold: Equity
Final amount sold: $478,830.00
Number of Securities Sold: 78,026
Use of proceeds: Working capital and R&D to build the team store software solutions
Date: September - December 31, 2020
Offering exemption relied upon:__NA _____

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

2018

- We were still using a 5 step distribution model, purchasing from a sourcing agent who was going to a manufacturer and then selling to a retailer who was then selling to the end consumer. Too many people in the value chain which squeezed all the margins out of the products.

- We were operating with a distribution center in-house which consisted of an operations staff of 3 team members, and a large overhead structure with no economies of scale.

- We made significant investments in R&D to develop new problem-solving product lines. We learned some lessons and made some really amazing products.

- We made significant investments in giving away free products to gain more exposure in the marketplace.

2019

- We cut out 2 steps in our distribution model by sourcing directly from the factory and selling directly to the consumer increasing our gross margins to ~10% while improving quality and lead times.

- We outsourced our distribution to a 3rd Party Logistics (3PL) company. The original one we selected failed to meet our requirements causing us to move to another which again failed to meet our requirements. Finally, at the end of the year, we secured a partnership with our current 3PL which has exceeded all expectations!

- We continued to make significant investments in R&D to develop new problem-solving product lines.

- We continued to make significant investments in giving away free products to gain more exposure in the marketplace.

- We transitioned to a new Freight Forwarder and optimized our packaging to maximize the cubic space during transport cutting our inbound costs in half and boosting our margins.

2020

- We made incredibly difficult decisions in January and February to pivot our growth model to focus on an asset-light, cashflow positive growth strategy that gives Signature a long term durable data and distribution advantage.

- We made really tough calls on personnel effectively eliminating the operations team and decided to limit our R&D investment to contracted work on a project by project basis. And we eliminated some inside sales roles due to our shift to an eCommerce and independent rep, variable comp model, focus.

- While difficult, these decisions proved to be the right ones. Based on the sales in the first sixth months of 2020, we are experienced a 2x grwoth in gross margins, a significant reduction in operating costs, and a significant increase and diversification in our product mix and sales channels.

Historical results and cash flows:

Historical results in cash flows represent our previous cash-intensive business model and do not represent what investors should expect in the future. Our pivot to the team store model and 3-year agreements with programs allow us to generate cash flow positive sales and pay for the inventory once the client is satisfied with what they have received (3-4 weeks after we have been paid by the client).

Team Store Model Explained: We set up 24/7/365 team stores for youth and club sports programs. Parents can go onto the store and purchase their sons or daughters uniform as well as a variety of custom fan gear items and our premium Lacrosse Equipment. The products drop-ship directly to the parent's door.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $128,577.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Axiom Bank
Amount Owed: $347,321.00
Interest Rate: 5.5%
Maturity Date: June 29, 2025
Secured loan - first position lien on all business assets

Creditor: Axiom Bank
Amount Owed: $809,093.00
Interest Rate: 5.5%
Maturity Date: June 29, 2028
Secured loan - first position lien on all business assets

Creditor: Small Business Association
Amount Owed: $500,000.00
Interest Rate: 3.75%
Maturity Date: April 20, 2050
Secured loan - first position lien on all business assets

Creditor: Daniel Soviero
Amount Owed: $101,000.00
Interest Rate: 12.0%
Maturity Date: December 31, 2025

Creditor: Seacoast Bank
Amount Owed: $96,708.00
Interest Rate: 6.0%
Maturity Date: December 16, 2026
Secured loan - first position lien on all business assets

Creditor: Seacoast Bank - PPP Loan
Amount Owed: $106,300.00
Interest Rate: 1.0%
Maturity Date: April 26, 2022
The company intends to apply for loan forgiveness and expects the loan to be forgiven.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel Soviero

Daniel Soviero's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder & CEO
Dates of Service: February 01, 2016 - Present
Responsibilities: Strategic Visionary, Building, and leading the executive Team, Setting the
Culture, Mission, and Values. Fundraising, Serving our Clients, and Growing Sales! Salary:

$60,000.00

Other business experience in the past three years:
Employer: Tampa Palms Lacrosse Club
Title: Executive Director
Dates of Service: January 01, 2017 - January 01, 2019
Responsibilities: Building the brand, strategy, and partnerships to grow a youth lacrosse club in the local Tampa community.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Dan Soviero
Amount and nature of Beneficial ownership: 766,520
Percent of class: 71.1041

RELATED PARTY TRANSACTIONS

Name of Entity: Daniel Soviero
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Approximately $170,500.00 loan to the Company by the Founder and CEO.
Material Terms: The loan carries a 12% interest and based on the note holder's discretion, the note holder can demand repayment or convert such outstanding amount into class A common stock.

OUR SECURITIES

Our authorized capital stock consists of 1,200,000 shares of Class A common stock and 300,000 shares of Class B common stock, par value $0.0001 per share. As of December 31, 2020, 1,000,000 shares of Class A and 78,026 shares of Class B common stock are issued and outstanding. The Company also has 50,000 of Class A common stock reserved and 241,294 shares of Class B common stock reserved, but not issued for stock options and other convertible securities. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
Certificate of incorporation Article IV
The total number of shares of stock which the Corporation shall have authority to issue is One Million Five Hundred Thousand (1,500,000) shares of common stock, consisting of: (i) One Million Two Hundred Thousand (1,200,000) shares of Class A Voting Common Stock, par value

$0.0001 per share; and (ii) Three Hundred Thousand (300,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The Class B Non-Voting Common Stock shall automatically convert into Class A Voting Common Stock upon the vote of the holders of a majority of the outstanding shares of Class A Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company in collaboration with expert advisors. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk underpaying or overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the sports marketing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material in a positive or negative way depending on the circumstances. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Signature Lacrosse, incorporated in the middle of 2016, was converted to Signature Athletics in July of 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Signature Lacrosse has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Signature Athletics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Signature Athletics could harm our reputation and materially negatively impact our financial condition and business.

COVID

COVID has caused teams to decide not to play in some states for some periods of time. This can adversely affect the company if it continues.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Signature Athletics, Inc.

By /s/ *Daniel Soviero*

    Name: Daniel Soviero

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Signature Athletics, Inc
At December 31, 2020 and December 31, 2019
These unaudited financial statements are subject to adjustments and reclassifications

	December 31, 2020	December 31, 2019
Assets		
Current Assets		
Cash and equivalents	$ 128,577	$ 48,482
Accounts Receivable	158,152	125,363
Inventories	711,419	512,739
Prepaid expenses and deposits	5,784	3,613
Other current assets	13,050	0
Total Current Assets	1,016,981	690,197
Fixed Assets		
Furniture and Equipment, net	22,034	52,349
Other Assets		
Intangible assets, net	74,696	59,768
Other Assets	324,697	237,040
Total Other Assets	399,393	296,808
Total Assets	$ 1,438,409	$ 1,039,354
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 248,542	$ 332,564
Total Current Liabilities	248,542	332,564
Long Term Liabilities		
Notes payable	1,960,323	1,805,310
Total Long Term Liabilities	1,960,323	1,805,310
Total Liabilities	2,208,865	2,137,874
Shareholders' Equity		
Common Stock	108	0
Additional Paid-In Capital	948,774	101,855
Accumulated deficit	(1,200,375)	(473,039)
Net Income (loss)	(518,963)	(727,337)
Total Shareholders' Equity	(770,456)	(1,098,520)
Total Liabilities and Shareholders' Equity	$ 1,438,409	$ 1,039,354

Signature Athletics, Inc
For the Year Ended December 31, 2020 and December 31, 2019
These unaudited financial statements are subject to adjustments and reclassifications

	12 Months Ended			
	December 31, 2020		**December 31, 2019**	
Net Sales	$	1,791,315	$	2,356,137
Cost of Goods Sold		(1,151,497)		(1,844,857)
Gross profit		**639,818**		**511,280**
Operating expenses				
Amortization and depreciation		37,821		29,446
General and administrative expenses		185,673		290,547
Payroll Expenses		328,208		367,964
Research & development		3,594		138,212
Sales and marketing expenses		408,750		267,481
Total operating expenses		**964,047**		**1,093,649**
Operating Income (loss) from Operations		**(324,229)**		**(582,369)**
Other Income (expense)				
Other Income		277,206		5,394
Other Expense		(370,852)		(28,260)
Interest Expense		(101,087)		(122,102)
Total Other Income (expense)		**(194,733)**		**(144,968)**
Net Income (loss)	$	**(518,963)**	$	**(727,337)**

CERTIFICATION

I, Daniel Soviero, Principal Executive Officer of Signature Athletics, Inc., hereby certify that the financial statements of Signature Athletics, Inc. included in this Report are true and complete in all material respects.

Daniel Soviero

Principal Executive Officer